UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SPORT-HALEY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

848925103

(CUSIP Number)

March 12, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848925103

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Donald W. Jewell

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Colorado, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 343,263 Shares and Options to purchase 50,000 Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 343,263 Shares and Options to purchase 50,000 Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 343,263 Shares and Options to purchase 50,000 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 16.8% (assuming exercise of options)

12	Type of Reporting Person* IN

Item 1.
	(a)	Name of Issuer: Sport-Haley, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 4600 E. 48th Avenue Denver, Colorado 80216-3212

Item 2.
	(a)	Name of Persons Filing: Donald W. Jewell
	(b)	Address of Principal Business Office: 4600 E. 48th Avenue Denver, Colorado 80216-3212
	(c)	Citizenship: U.S.A.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 848925103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the persons filing are a:
	(a)	☐	Broker or Dealer registered under section 15 of the Act
	(b)	☐	Bank as defined in section 3(a)(6) of the Act
	(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act
	(d)	☐	Investment Company registered under section 8 of the Investment Company Act
	(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
	(g)	☐	Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G)
	(h)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(H)
	(i)	☐	A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
	(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J).

Item 4.	Ownership
(a) Amount beneficially owned: 343,263 Shares and Options to purchase 50,000 Shares
(b) Percent of class: 16.8% (based upon 50,000 exercisable stock options beneficially owned, and current outstanding shares of Sport-Haley, Inc. common stock of 2,242,490).
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 343,263 Shares and Options to purchase 50,000 Shares
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 343,263 Shares and Options to purchase 50,000 Shares
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Member of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03-19-09
Date
/s/ Donald W. Jewell
Signature
Donald W. Jewell
Name/Title